Exhibit 99.1

Tencent Music Entertainment Group Announces

Second Quarter 2019 Unaudited Financial Results

SHENZHEN, China, August 12, 2019 -- Tencent Music Entertainment Group ("Tencent Music", “TME”, or the “Company”) (NYSE: TME), the leading online music entertainment platform in China, today announced its unaudited financial results for the second quarter and six months ended June 30, 2019.

Financial and operational Highlights

In the three months ended June 30, 2019:

•	Online music paying users reached a record 31.0 million, an increase of 33.0% year-over-year, with 2.6 million net addition which represented the largest net addition since the first quarter of 2018.

•	Total revenues were RMB5.90 billion (US$859 million), an increase of 31.0% year-over-year.

•	Operating profit was RMB1.09 billion (US$158 million), an increase of 7.0% year-over-year.

•	Net profit attributable to equity holders of the Company was RMB927 million (US$135 million), an increase of 2.5% year-over-year.

•	Non-IFRS net profit attributable to equity holders of the Company (excluding amortization of intangible assets and other assets arising from business combinations, share-based compensation expenses, net gains or losses from investments, and fair value change on puttable shares) increased by 5.5% year-over-year to RMB1.13 billion (US$164 million).

“We are pleased with second quarter results driven by the strength of both our online music and social entertainment businesses,” said Mr. Cussion Pang, Chief Executive Officer of Tencent Music. “The growth in our online music paying users accelerated during the quarter, with 2.6 million paying users added sequentially. We continued to expand our music content leadership by partnering with more music labels, as well as adding more content including music-centric variety shows, short-form videos and long-form audio such as audio books and podcasts. We strengthened our alliances to produce and distribute more high-quality original soundtracks, including our partnerships within the Tencent ecosystem to develop original music content for games, films and TV shows. In social entertainment, we not only effectively broadened our user base through mini-program and a lite version app, but also improved user engagement by adding new product features, especially social features with high user participation. We are pleased with our progress and confident that these initiatives will lead to further growth in the second half of the year.”

Mr. Tony Yip, Chief Strategy Officer of Tencent Music, said, “For online music services, we pride ourselves in expanding our promotional capabilities to help an increasing number of both prominent and up-and-coming artists distribute digital albums, which are instrumental in helping artists gain popularity and build strong bonds with their fans. In order to provide users a consistent and cohesive listening experience, we are forging Internet of Things (IoT) partnerships with leading manufacturers of cars, smart speakers and smart watches, which will provide further channels for user acquisition. As part of our internationalization strategy, we are also looking to expand our social entertainment services outside of China, as we take initial steps to explore overseas opportunities for WeSing in South East Asia. These small steps we are pursuing will enable us to better serve users and expand our reach at both home and abroad.”

“We achieved steady growth in the second quarter as our total revenues increased by 31% year-over-year to RMB5.9 billion,” commented Ms. Shirley Hu, Chief Financial Officer of Tencent Music. “We have been firmly executing our strategy of investing in our products and content offerings, while improving our operating efficiency. Our efforts resulted in the growth of both our paying online music users and paying social entertainment services users. At the same time, we were able to maintain a healthy profit level as our non-IFRS net profit attributable to equity holders of the Company reached RMB1.13 billion in the quarter. In the second half of the year, we will build on this momentum of quality growth with effective execution as we strive to achieve long-term sustainable growth.”

•	TME’s key operating metrics* continue to grow across both online music and social entertainment services segments.

	2Q19	2Q18	YoY %

Mobile MAU - online music (million)	652	644	1.2%

Mobile MAU - social entertainment (million)	239	228	4.8%

Paying users - online music (million)	31.0	23.3	33.0%

Paying users - social entertainment (million)	11.1	9.5	16.8%

Monthly ARPPU - online music (RMB)	8.6	8.7	（1.1%)

Monthly ARPPU - social entertainment (RMB)	130.2	111.8	16.5%

•	In the second quarter of 2019, the Company continued to expand its industry-leading content offering through the following initiatives: (i) deepening partnerships with Tencent Games, Tencent Pictures and Tencent Video to produce and distribute more premium music for games, films and TV shows; (ii) adding a wider range of content including music-centric variety shows, short-form videos, and long-form audio such as podcasts and audio books; and (iii) releasing exclusive digital albums for both well-established and up-and-coming artists on its platforms.

•	During the second quarter of 2019, the Company released QQ Music app version 9.0, which was well received by its users. The new version of the app features a refreshed visual and interactive experience as well as a new personalized recommendation tab.

•	The Company pioneered product innovation by adding short videos on the Kugou music streaming page, enabling users to watch high-quality PGC and UGC videos while listening to music on its platform.

•	The Company scaled up the WeSing mini-program and introduced a lite version app to lower the threshold of use and appeal to new users.

•	WeSing expanded into overseas markets by launching in Southeast Asian countries.

SECOND quarter 2019 Financial Results

Revenues

Total revenues for the second quarter of 2019 increased by RMB1.40 billion, or 31.0%, to RMB5.90 billion (US$859 million) from RMB4.50 billion in the same period of 2018.

*For the definitions of the above operating metrics, please refer to the introduction section in the Company’s 20F filed on April 19, 2019.

•	Revenues from online music services for the second quarter of 2019 increased by 20.2% to RMB1.56 billion (US$228 million) from RMB1.30 billion in the same period of 2018. The increase was mainly driven by growth in revenues from music subscriptions and sales of digital music albums, which was partially offset by the decrease in sublicensing revenues from other music platforms. Revenues from music subscriptions were RMB798 million (US$116 million), a 31.9% increase from RMB605 million in the second quarter of 2018.

•	Revenues from social entertainment services and others for the second quarter of 2019 increased by 35.3% to RMB4.34 billion (US$632 million) from RMB3.20 billion in the same period of 2018, primarily driven by revenue growth in both online karaoke and live streaming services. The Company expanded the paying user base of its social entertainment services by 16.8% and increased ARPPU by 16.5% in the second quarter of 2019, compared to the same period of 2018.

Cost of Revenues

Cost of revenues for the second quarter of 2019 increased by 46.1% to RMB3.96 billion (US$576 million) from RMB2.71 billion in the same period of 2018, primarily due to the increase in content expenses and revenue sharing fees. The increase in content expenses was mainly attributable to the increase in market prices and amount of licensed and produced music content. The increase in revenue sharing fees reflected the growth in the Company’s social entertainment services as it offered users with more professional content and provided users with small incentives to interact on its services.

Gross Profit

Gross profit for the second quarter of 2019 increased by 8.1% to RMB1.94 billion (US$283 million) from RMB1.80 billion in the same period of 2018. Gross margin was 32.9% for the second quarter of 2019.

Operating Expenses for the Period

Total operating expenses for the second quarter of 2019 increased by RMB217 million, or 26.1%, to RMB1.05 billion (US$153 million) from RMB833 million in the same period of 2018. Operating expenses as a percentage of total revenues was 17.8% in the second quarter compared to 18.5% in the same period of 2018.

•	Selling and marketing expenses for the second quarter of 2019 were RMB416 million (US$61 million), representing an increase of 11.2% year-over-year from RMB374 million in the same period of 2018. The increase was primarily due to increased spending to promote the Company’s products and brands and grow its user base.

•	General and administrative expenses for the second quarter of 2019 were RMB634 million (US$92 million), representing an increase of 38.1% year-over-year from RMB459 million in the same period of 2018. The Company increased its investment in research and development to expand our edge in products and technology, for example in its recommendation capabilities.

Operating Profit for the Period

Operating profit increased by 7.0% to RMB1.09 billion (US$158 million) in the second quarter of 2019 from RMB1.01 billion in the same period of 2018.

Net Profit and Non-IFRS Net Profit for the Period

Net profit attributable to equity holders of the Company for the second quarter of 2019 was RMB927 million (US$135 million), compared to RMB904 million in the same period of 2018. Non-IFRS net profit attributable to equity holders of the Company was RMB1.13 billion (US$164 million) for the second quarter of 2019, compared to RMB1.07 billion in the same period of 2018. Please refer to the section titled “Non-IFRS Financial Measure” for details.

Earnings per ADS

Basic and diluted earnings per American Depositary Shares (“ADS”) were RMB0.57 (US$0.08) and RMB0.55 (US$0.08), respectively, for the second quarter of 2019. Excluding amortization of intangible assets and other assets arising from business combinations, share-based compensation expenses, net losses from investments, and fair value change on puttable shares, non-IFRS basic and diluted earnings per ADS were RMB0.69 (US$0.10) and RMB0.67 (US$0.10), respectively, for the second quarter of 2019. During the second quarter of 2019, the Company had weighted averages of 1.63 billion basic and 1.67 billion diluted ADSs outstanding, respectively. Each ADS represents two of the Company’s Class A ordinary shares.

Cash Flow

Net cash provided by operating activities for the second quarter of 2019 was RMB1.89 billion (US$275 million), compared to RMB1.98 billion of cash provided by operating activities during the same period of 2018. Net cash provided by investing activities for the second quarter of 2019 was RMB2.56 billion (US$373 million), due to the maturity of term deposits invested during the first quarter of 2019, compared to net cash used investing activities of RMB251 million during the same period of 2018.

Cash, Cash Equivalents and Term Deposits

As of June 30, 2019, the combined balance of the Company’s cash, cash equivalents and term deposits amounted to RMB19.90 billion (US$2.90 billion), compared to RMB18.10 billion as of March 31, 2019. The increase in cash and cash equivalents was primarily due to cash flow generated from operations of RMB1.89 billion (US$275 million). The Company’s cash and cash equivalents balance was also affected by the change in the exchange rate of RMB to USD at different balance sheet dates. The exchange rate was 6.8650 to 1 on June 28, 2019, and 6.8755 to 1 on December 31, 2018.

Conference Call Information

Tencent Music's management will hold a conference call on Monday, August 12, 2019, at 8:00 P.M. Eastern Time or 8:00 A.M. Beijing Time on Tuesday, August 13, 2019, to discuss the financial results. Listeners may access the call by dialing the following numbers:

United States Toll Free:	+1-888-317-6003
International:	+1-412-317-6061
China Toll Free:	400-120-6115
Hong Kong Toll Free:	800-963-976
Access Code:	6914580

The replay will be accessible through August 19, 2019, by dialing the following numbers:

United States Toll Free:	+1-877-344-7529
International:	+1-412-317-0088
Access Code:	10132544

A live and archived webcast of the conference call will also be available at the Company's investor relations website at https://ir.tencentmusic.com/.

Exchange Rate

This announcement contains translations of certain RMB amounts into U.S. dollars (“USD”) at specified rates solely for the convenience of the reader. Unless otherwise stated, all translations from RMB to USD were made at the rate of RMB6.8650 to US$1.00, the noon buying rate in effect on June 28, 2019, in the H.10 statistical release of the Federal Reserve Board. The Company makes no representation that the RMB or USD amounts referred could be converted into USD or RMB, as the case may be, at any particular rate or at all. For analytical presentation, all percentages are calculated using the numbers presented in the financial statements contained in this earnings release.

Non-IFRS Financial Measure

The Company use non-IFRS net profit for the year/period, which is a non-IFRS financial measure, in evaluating its operating results and for financial and operational decision-making purposes. Tencent Music believes that non-IFRS net profit helps identify underlying trends in the Company’s business that could otherwise be distorted by the effect of certain expenses that the Company includes in its profit for the year/period. Tencent Music believe that non-IFRS net profit for the year/period provides useful information about its results of operations, enhances the overall understanding of its past performance and future prospects and allows for greater visibility with respect to key metrics used by its management in its financial and operational decision-making.

Non-IFRS net profit for the year/period should not be considered in isolation or construed as an alternative to operating profit, net profit/loss for the year/period or any other measure of performance or as an indicator of its operating performance. Investors are encouraged to review non-IFRS net profit for the year/period and the reconciliation to its most directly comparable IFRS measure. Non-IFRS net profit for the year/period presented here may not be comparable to similarly titled measures presented by other companies. Other companies may calculate similarly titled measures differently, limiting their usefulness as comparative measures to the Company’s data. Tencent Music encourages investors and others to review its financial information in its entirety and not rely on a single financial measure.

Non-IFRS net profit for the year/period represents profit for the year excluding a share-based accounting charge in respect of the issuance of ordinary shares to music label partners, share-based compensation expenses, net loss from investments, amortization of intangible and other assets resulting from the business combinations, and fair value change on liabilities of puttable shares.

Please see the “Unaudited Non-IFRS Financial Measure” included in this press release for a full reconciliation of Non-IFRS net profit for the year/period to its net profit/loss for the year/period.

About Tencent Music Entertainment

Tencent Music Entertainment Group (NYSE: TME) is the leading online music entertainment platform in China, operating the country's highly popular and innovative music apps: QQ Music, Kugou Music, Kuwo Music and WeSing. Tencent Music's mission is to use technology to elevate the role of music in people's lives by enabling them to create, enjoy, share and interact with music. Tencent Music's platform comprises online music, online karaoke and music-centric live streaming services, enabling music fans to discover, listen, sing, watch, perform and socialize around music. For more information, please visit ir.tencentmusic.com.

Safe Harbor Statement

This press release contains forward-looking statements. These statements are made under the "safe harbor" provisions of the U.S. Private Securities Litigation Reform Act of 1995. Statements that are not historical facts, including statements about the Company's beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties, and a number of factors could cause actual results to differ materially from those contained in any forward-looking statement. In some cases, forward-looking statements can be identified by words or phrases such as "may," "will," "expect," "anticipate," "target," "aim," "estimate," "intend," "plan," "believe," "potential," "continue," "is/are likely to" or other similar expressions. Further information regarding these and other risks, uncertainties or factors is included in the Company's filings with the SEC. All information provided in this press release is as of the date of this press release, and the Company does not undertake any duty to update such information, except as required under applicable law.

Investor Relations Contact

ir@tencentmusic.com
+86 (755) 8601-3388 ext. 57811

Media Relations Contact

tme.pr@icrinc.com
+1 (646) 992-2986

TENCENT MUSIC ENTERTAINMENT GROUP

CONSOLIDATED INCOME STATEMENT

	Three Months Ended			Six Months Ended
	June 30, 2018	June 30, 2019		June 30, 2018	June 30, 2019
	RMB	RMB	US$	RMB	RMB	US$
	Unaudited	Unaudited	Unaudited	Unaudited	Unaudited	Unaudited
	(in millions, except per share data)
Revenues
Online music services	1,299	1,562	228	2,553	3,167	461
Social entertainment services and others	3,204	4,336	632	6,066	8,467	1,233
	4,503	5,898	859	8,619	11,634	1,695
Cost of revenues	(2,708)	(3,957)	(576)	(5,141)	(7,660)	(1,116)
Gross profit	1,795	1,941	283	3,478	3,974	579

Selling and marketing expenses	(374)	(416)	(61)	(738)	(853)	(124)
General and administrative expenses	(459)	(634)	(92)	(905)	(1,236)	(180)
Total operating expenses	(833)	(1,050)	(153)	(1,643)	(2,089)	(304)
Interest income	63	144	21	100	288	42
Other (losses)/ gains, net	(11)	50	7	12	59	9
Operating profit	1,014	1,085	158	1,947	2,232	325

Share of loss of investments accounted for using equity method	(7)	(3)	(0)	(7)	(8)	(1)
Finance Cost	(9)	(22)	(3)	(17)	(39)	(6)
Profit before income tax	998	1,060	154	1,923	2,185	318

Income tax expense	(95)	(132)	(19)	(180)	(271)	(39)
Profit for the period	903	928	135	1,743	1,914	279

Attributable to:
Equity holders of the Company	904	927	135	1,745	1,914	279
Non-controlling interests	(1)	1	0	(2)	0	0

Earnings per share for Class A and Class B ordinary shares
Basic	0.29	0.29	0.04	0.57	0.59	0.09
Diluted	0.29	0.28	0.04	0.56	0.57	0.08

Earnings per ADS (2 Class A shares equal to 1 ADS)
Basic		0.57	0.08		1.18	0.17
Diluted		0.55	0.08		1.15	0.17

Shares used in earning per Class A and Class B ordinary share computation:
Basic	3,065,210,428	3,250,074,601	3,250,074,601	3,049,664,727	3,250,730,997	3,250,730,997
Diluted	3,156,639,126	3,349,737,375	3,349,737,375	3,110,040,819	3,336,152,109	3,336,152,109

ADS used in earnings per ADS computation
Basic		1,625,037,301	1,625,037,301		1,625,365,498	1,625,365,498
Diluted		1,674,868,687	1,674,868,687		1,668,076,055	1,668,076,055

TENCENT MUSIC ENTERTAINMENT GROUP

UNAUDITED NON-IFRS FINANCIAL MEASURE

	Three Months Ended			Six Months Ended
	June 30, 2018	June 30, 2019		June 30, 2018	June 30, 2019
	RMB	RMB	US$	RMB	RMB	US$
	(in millions, except per share data)
Profit for the period	903	928	135	1,743	1,914	279
Adjustments:
Amortization of intangible and other assets arising from business combinations*	72	90	13	144	180	26
Share-based compensation	103	119	17	235	253	37
Gains from investments	(6)	-	-	(1)	(1)	(0)
Fair value change on puttable shares **	9	9	1	17	18	3
Income tax effects***	(13)	(17)	(2)	(26)	(35)	(5)
Non-IFRS Net Profit	1,068	1,129	164	2,112	2,329	339

Attributable to:
Equity holders of the Company	1,069	1,128	164	2,114	2,329	339
Non-controlling interests	(1)	1	0	(2)	0	0

Earnings per share for Class A and Class B ordinary shares
Basic	0.35	0.35	0.05	0.69	0.72	0.10
Diluted	0.34	0.34	0.05	0.68	0.70	0.10

Earnings per ADS (2 Class A shares equal to 1 ADS)
Basic		0.69	0.10		1.43	0.21
Diluted		0.67	0.10		1.40	0.20

Shares used in earnings per Class A and Class B ordinary share computation:
Basic	3,065,210,428	3,250,074,601	3,250,074,601	3,049,664,727	3,250,730,997	3,250,730,997
Diluted	3,156,639,126	3,349,737,375	3,349,737,375	3,110,040,819	3,336,152,109	3,336,152,109

ADS used in earnings per ADS computation
Basic		1,625,037,301	1,625,037,301		1,625,365,498	1,625,365,498
Diluted		1,674,868,687	1,674,868,687		1,668,076,055	1,668,076,055

* Represents the amortization of identifiable assets, including intangible assets and prepayments for music content, resulting from Tencent’s acquisition of CMC in 2016, our acquisition of Ultimate Music in 2017, and our acquisition of certain subsidiaries in 2018 and 2019.
** Represents the fair value changes on the put liability of certain shares issued in 2018
*** Represents the income tax effects of amortisation of identifiable assets, including intangible assets and prepayments for music content, resulting from business combinations

TENCENT MUSIC ENTERTAINMENT GROUP

CONSOLIDATED BALANCE SHEET

	As at December 31, 2018	As at June 30, 2019
	RMB	RMB	US$
	Audited	Unaudited	Unaudited
	(in millions)
ASSETS
Non-current assets
Property, plant and equipment	168	154	22
Intangible assets	1,763	1,669	243
Right-of-use assets	-	139	20
Goodwill	17,088	17,140	2,497
Investments accounted for using equity method	236	411	60
Financial assets at fair value through other comprehensive income	3,331	4,299	626
Other investments	217	217	32
Prepayments and deposits	901	892	130
Deferred tax assets	123	123	18
	23,827	25,044	3,648

Current assets
Inventories	35	27	4
Accounts receivable	1,483	1,685	245
Prepayments, deposits and other assets	1,823	2,199	320
Other investments	39	37	5
Short-term investments	42	-	-
Term deposits	-	550	80
Cash and cash equivalents	17,356	19,350	2,819
	20,778	23,848	3,474

Total assets	44,605	48,892	7,122

EQUITY
Equity attributable to equity holders of the Company
Share capital	2	2	0
Additional paid-in capital	33,776	34,166	4,977
Shares held for share award schemes	-	(19)	(3)
Other reserves	903	1,822	265
Retained earnings	3,040	4,954	722
	37,721	40,925	5,961
Non-controlling interests	51	99	14

Total equity	37,772	41,024	5,976

LIABILITIES
Non-current liabilities
Other payables and other liabilities	241	329	48
Deferred tax liabilities	354	258	38
Lease liability	-	81	12
	595	668	97

Current liabilities
Accounts payable	1,830	2,453	357
Other payables and other liabilities	2,742	2,878	419
Current tax liabilities	235	357	52
Lease liability	-	59	9
Deferred revenue	1,431	1,453	212
	6,238	7,200	1,049

TOTAL LIABILITIES	6,833	7,868	1,146

Total equity and liabilities	44,605	48,892	7,122

TENCENT MUSIC ENTERTAINMENT GROUP

CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

	Three Months Ended			Six Months Ended
	June 30, 2018	June 30, 2019		June 30, 2018	June 30, 2019
	RMB	RMB	US$	RMB	RMB	US$
	Unaudited	Unaudited	Unaudited	Unaudited	Unaudited	Unaudited
	(in millions)

Net cash provided by operating activities	1,982	1,889	275	2,056	2,815	410
Net cash (used in)/ provided by investing activities	(251)	2,559	373	(573)	(850)	(124)
Net cash (used in)/ provided by financing activities	-	(11)	(2)	2,855	5	1
Net increase in cash and cash equivalents	1,731	4,437	646	4,338	1,970	287
Cash and cash equivalents at beginning of the period	7,760	14,704	2,142	5,174	17,356	2,528
Exchange gains on cash and cash equivalents	38	209	30	17	24	3
Cash and cash equivalents at end of the period	9,529	19,350	2,819	9,529	19,350	2,819